October 15, 2015

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3010

Re:	Park Place Energy Inc.

Withdrawal of Acceleration Request

Amendment No. 2 to Registration Statement on Form S-4

Filed October 14, 2015

File No. 333-205771

Ladies and Gentlemen:

On October 14, 2105, Park Place Energy Inc. (the “Company”) made an acceleration request upon its filing the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Form S-4”). The Company hereby withdraws such acceleration request.

If you have any questions related to this letter, please contact me at (214) 220-4340.

Sincerely,

/s/ Francis M. Munchinski

Francis M. Munchinski, Secretary and Treasurer

cc: Parhaum J. Hamidi, Staff Attorney

2200 Ross Ave., Suite 4500 E, Dallas, TX 75201 USA

PH: (214) 220-4340; FAX: (214) 220-4349

www.parkplaceenergy.com